Exhibit 99.1

Cipher Pharmaceuticals announces outcome of Markman hearing in patent infringement suit for Absorica®

MISSISSAUGA, ON, April 24, 2015 /CNW/ - Cipher Pharmaceuticals Inc. (NASDAQ:CPHR; TSX:CPH) ("Cipher" or "the Company") today announced that the Court has issued an opinion in the claim construction hearing (commonly referred to as a "Markman hearing") for the patent infringement suit by Ranbaxy Inc., Ranbaxy Pharmaceuticals Inc., ("Ranbaxy"), a Sun Pharma Company, Galephar Pharmaceutical Research Inc., and Cipher against Watson Laboratories, Inc. ("Watson", now Actavis plc, NYSE:ACT) related to Watson's Abbreviated New Drug Application (ANDA) for a generic version of Absorica® (isotretinoin capsules). The purpose of a Markman hearing is to determine the precise meaning of words from patent claims that are in dispute in a patent infringement lawsuit.  No ultimate determination of infringement or validity of the patents has been determined at this point.

"We are pleased with the outcome of the Markman hearing, which ultimately has bearing on the determination of infringement and validity when the matter goes to trial," said Shawn O'Brien, President and Chief Executive Officer, Cipher Pharmaceuticals Inc.  "With the hearing completed, we look forward to the scheduling of a trial date as Cipher and Ranbaxy continue our vigorous defense of Absorica's intellectual property rights. Recently, we further strengthened our intellectual property for Absorica with the addition of a third patent in the FDA's Orange Book and we will continue to do so through all available legal and regulatory pathways."

The Markman hearing opinion document, issued by the United States District Court of New Jersey, has been posted on the company's website at: http://www.cipherpharma.com/files/doc_news/2015-04-20-Markman-Opinion.pdf

Background

In September 2013, Ranbaxy received a Paragraph IV Certification Notice of filing from Watson Laboratories, Inc. of an Abbreviated New Drug Application ("ANDA") to the U.S. Food and Drug Administration (FDA) for a generic version of Absorica®, which is marketed in the U.S. by Ranbaxy.  Absorica is currently protected by three issued patents, which are listed in the FDA's Approved Drug Products List (Orange Book), which expire in September 2021. There are three additional new patent applications pending with the U.S. Patent and Trademark Office.  Cipher has been advised by Ranbaxy that the Paragraph IV filing has no impact on the current sales and marketing plans for the product and that Ranbaxy plans to continue to invest significantly in Absorica.

About Cipher Pharmaceuticals Inc.

Cipher Pharmaceuticals (NASDAQ:CPHR; TSX:CPH) is a rapidly growing specialty pharmaceutical dermatology company with a diversified portfolio of commercial-stage products that is on pace to achieve its goal of becoming the most customer-centric dermatology company in North America. Cipher acquires best-in-class products and/or potentially transformative compounds that fulfill high unmet medical needs. Cipher's experienced management team has a proven track of successfully managing the required clinical development and regulatory approval processes and marketing products either directly or through partners.

Cipher has completed five transactions in 2015, including the acquisition of Innocutis and its seven branded dermatology products, to build its U.S. commercial presence, expand its Canadian dermatology franchise and broaden its pipeline. Its products include a novel version of the acne medication isotretinoin, which is marketed as Absorica in the United States and Epuris® in Canada. Cipher is well-capitalized to drive long-term, sustained earnings growth by leveraging its proven clinical development capabilities and efficient commercial execution. For more information, visit www.cipherpharma.com.

Forward-Looking Statements

Statements made in this news release may be forward-looking and therefore subject to various risks and uncertainties. The words "may", "will", "could", "should", "would", "suspect", "outlook", "believe", "plan", "anticipate", "estimate", "expect", "intend", "forecast", "objective", "hope" and "continue" (or the negative thereof), and words and expressions of similar import, are intended to identify forward-looking statements. Certain material factors or assumptions are applied in making forward-looking statements and actual results may differ materially from those expressed or implied in such statements.  Factors that could cause results to vary include those identified in the Company's Annual Information Form, Form 40-F and other filings with Canadian and U.S. securities regulatory authorities. These factors include, but are not limited to our ability to enter into in-licensing, development, manufacturing and marketing and distribution agreements with other pharmaceutical companies and keep such agreements in effect; our  dependency on three products;  integration difficulties and other risks if we acquire or in-license technologies or product candidates;  reliance on third parties for the marketing of our products; the product approval process is highly unpredictable;  the timing of completion of clinical trials; reliance on third parties to manufacture our products; we may be subject to product liability claims; unexpected product safety or efficacy concerns may arise; generate revenue from a limited number of distribution and supply agreements; the pharmaceutical industry is highly competitive; requirements for additional capital to fund future operations; dependence on key managerial personnel and external collaborators;  no assurance that we will receive regulatory approvals in the U.S., Canada or any other jurisdictions;  limitations on reimbursement in the healthcare industry; limited reimbursement for products by government authorities and third-party payor policies;  various laws pertaining to health care fraud and abuse; reliance on the success of strategic investments and partnerships; the publication of negative results of clinical trials; unpredictable development goals and projected time frames; rising insurance costs; ability to enforce covenants not to compete; risks associated with the industry in which it operates; foreign currency risk; the potential violation of intellectual property rights of third parties; our efforts to obtain, protect or enforce our patents and other intellectual property rights related to our products; changes in U.S., Canadian or foreign patent law; litigation in the pharmaceutical industry concerning the manufacture and supply of novel versions of existing drugs that are the subject of conflicting patent rights; inability to protect our trademarks from infringement; shareholders may be further diluted; volatility of our share price; a significant shareholder; we do not currently intend to pay dividends; and our operating results may fluctuate significantly. All forward-looking statements presented herein should be considered in conjunction with such filings. Except as required by Canadian or U.S. securities laws, the Company does not undertake to update any forward-looking statements; such statements speak only as of the date made.

SOURCE Cipher Pharmaceuticals Inc.

%CIK: 0001358575

For further information: Investors: In Canada: Lawrence Chamberlain, TMX Equicom, (416) 815-0700 ext 257, lchamberlain@tmxequicom.com; In the United States: Thomas Hoffmann, The Trout Group LLC, (646) 378-2931, thoffmann@troutgroup.com; Media: Mike Beyer, Sam Brown Inc., Office: (773) 463-4211, Mobile: (312) 961-2502, mikebeyer@sambrown.com

CO: Cipher Pharmaceuticals Inc.

CNW 07:00e 24-APR-15